UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Alternative Resources Corporation
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

02145R
(CUSIP Number)

Pomeroy IT Solutions, Inc.
1020 Petersburg Road
Hebron, Kentucky 41048
Tel.: (859) 586-0600
Attention: Michael E. Rohrkemper

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Elizabeth A. Horwitz, Esq.
Cors & Bassett, LLC
537 East Pete Rose Drive, Suite 400
Cincinnati, Ohio 45202
Tel.: (513) 852-8207

July 23, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02145R
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Pomeroy IT Solutions, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 100

	8.	Shared Voting Power N/A

	9.	Sole Dispositive Power 100

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the shares of common stock, $.01 per share, of Alternative Resources Corporation, a Delaware corporation (the "Issuer").  The principal executive offices of Issuer are located at 600 Hart Road, Suite 300, Barrington, Illinois 60010.

Item 2.	Identity and Background

(a)
This statement is filed by and on behalf of Pomeroy IT Solutions, Inc. David B. Pomeroy, II, Stephen E. Pomeroy, James H. Smith, III, Michael E. Rohrkemper, William H. Lomika, Vincent D. Rinaldi, Kenneth R. Waters, Debra E. Tibey and Edward E. Faber are the directors of Pomeroy IT Solutions, Inc. David B. Pomeroy, II is also the Chairman of the Board of Pomeroy IT Solutions, Inc. Stephen E. Pomeroy is also the President and Chief Executive Officer of Pomeroy IT Solutions, Inc. Michael E. Rohrkemper is also the Chief Financial Officer of Pomeroy IT Solutions, Inc.

(b)
The principal business address of Pomeroy IT Solutions, Inc. is 1020 Petersburg Road, Hebron, Kentucky 41048. The principal business address of each of David B. Pomeroy, II, Stephen E. Pomeroy, James H. Smith, III, Michael E. Rohrkemper, William H. Lomika, Vincent D. Rinaldi, Kenneth R. Waters, Debra E. Tibey and Edward E. Faber is c/o Pomeroy IT Solutions, Inc., 1020 Petersburg Road, Hebron, Kentucky.

(c)
Pomeroy IT Solutions, Inc., collectively with its subsidiaries, is a premier provider of enterprise-wide information technology ("IT") solutions. Pomeroy IT Solutions, Inc. offers customers customized solutions aimed at reducing their overall IT costs. Generally, the Pomeroy IT Solutions, Inc. provides lifecycle services, infrastructure solutions and enterprise consulting services for clientele across a broad spectrum of industries, governments and educational organizations.

(d)
None of Pomeroy IT Solutions, Inc., David B. Pomeroy, II, Stephen E. Pomeroy, James H. Smith, III, Michael E. Rohrkemper, William H. Lomika, Vincent D. Rinaldi, Kenneth R. Waters, Debra E. Tibey or Edward E. Faber have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of Pomeroy IT Solutions, Inc., David B. Pomeroy, II, Stephen E. Pomeroy, James H. Smith, III, Michael E. Rohrkemper, William H. Lomika, Vincent D. Rinaldi, Kenneth R. Waters, Debra E. Tibey or Edward E. Faber have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(f)
Pomeroy IT Solutions, Inc. is a Delaware corporation. Each of David B. Pomeroy, II, Stephen E. Pomeroy, James H. Smith, III, Michael E. Rohrkemper, William H. Lomika, Vincent D. Rinaldi, Kenneth R. Waters, Debra E. Tibey and Edward E. Faber are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The total consideration, including the cost of all stock, stock options and warrants purchased and the amount of retired debt of the Issuer was approximately $46.1 million. The Merger Consideration (as defined in Item 4 below) was paid by Pomeroy IT Solutions, Inc. from cash and debt financing of the Issuer for its ongoing business.

Item 4.	Purpose of Transaction

An Agreement and Plan of Merger dated May 11, 2004 (the "Merger Agreement") by and among the Issuer, Pomeroy IT Solutions, Inc. and Pomeroy Acquisition Sub, Inc. ("Acquisition Sub") was approved by the stockholders of the Issuer at a meeting held on July 22, 2004.

The Merger became effective on July 23, 2004. Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into the Issuer, with the Issuer as the surviving corporation (the "Merger"), and each outstanding share of the Issuer’s common stock (including all shares of stock issued upon the exercise of vested stock options immediately prior to the Merger), other than shares held by Parent and Acquisition Sub, was converted into the right to receive $.70 per share in cash. In connection with the Merger, Pomeroy IT Solutions, Inc. retired all of the Issuer’s interest bearing debt and purchased outstanding warrants for the difference between $.70 per share and the exercise price per share of each such warrant. All of the foregoing payments are collectively referred to as the "Merger Consideration."

The Issuer filed a Form 15 with the Securities and Exchange Commission (the "Commission") on July 23, 2004, terminating the registration of its common stock under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Issuer’s common stock will therefore no longer be an "equity security" for the purposes of Regulation 13D-G under the Exchange Act.

Item 5.	Interest in Securities of the Issuer

(a)
As of the date hereof, Pomeroy IT Solutions, Inc. is the owner of 100 shares of the Issuer’s common stock, representing 100% of the shares of the Issuer’s common stock as of the date of filing of this Schedule 13D. David B. Pomeroy, II, Stephen E. Pomeroy, James H. Smith, III, Michael E. Rohrkemper, William H. Lomika, Vincent D. Rinaldi, Kenneth R. Waters, Debra E. Tibey and Edward E. Faber may be deemed to be the beneficial owners of 100 shares of the Issuer’s common stock (which are the same shares directly owned by Pomeroy IT Solutions, Inc. as described above) because of their status as directors and/or executive officers of Pomeroy IT Solutions, Inc.

(b)
Pomeroy IT Solutions, Inc. has the sole power to vote the 100 shares of the Issuer’s common stock held by it and the sole power to dispose of the 100 shares of the Issuer’s common stock held by it. As a result of their positions with Pomeroy IT Solutions, Inc., David B. Pomeroy, II, Stephen E. Pomeroy, James H. Smith, III, Michael E. Rohrkemper, William H. Lomika, Vincent D. Rinaldi, Kenneth R. Waters, Debra E. Tibey and Edward E. Faber may be deemed to share the power to vote and direct the vote of the 100 shares of the Issuer’s common stock held by Pomeroy IT Solutions, Inc.

(c)
Except as described herein, neither Pomeroy IT Solutions, Inc., David B. Pomeroy, II, Stephen E. Pomeroy, James H. Smith, III, Michael E. Rohrkemper, William H. Lomika, Vincent D. Rinaldi, Kenneth R. Waters, Debra E. Tibey or Edward E. Faber have effected any transactions in the securities of the Issuer during the past 60 days.

	(d)	None.

	(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described herein, there are no other contracts, arrangements, understandings or relationships between Pomeroy IT Solutions, Inc., David B. Pomeroy, II, Stephen E. Pomeroy, James H. Smith, III, Michael E. Rohrkemper, William H. Lomika, Vincent D. Rinaldi, Kenneth R. Waters, Debra E. Tibey or Edward E. Faber and any other person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit 7.1
Agreement and Plan of Merger dated as of May 11, 2004 by and among Pomeroy IT Solutions, Inc., Pomeroy Acquisition Sub, Inc. and Alternative Resources Corporation (hereby incorporated by reference to Exhibit 10(I) to the Pomeroy IT Solutions, Inc. report on Form 10-Q filed on May 17, 2004.

Signatures

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Pomeroy IT Solutions, Inc.

By:	/s/ Michael E. Rohrkemper

Name: Michael E. Rohrkemper Title: Chief Financial Officer